RKS Off-Road Corp.



ANNUAL REPORT

5511 N Peck Road

Arcadia, CA 91006

(888) 757-7623

http://rksoffroad.com

This Annual Report is dated April 27, 2022.

BUSINESS

RKS Off-Road Corp is a corporation organized under the laws of the state of California that owns RKS Off-Road LLC which is a California LLC that designs and manufactures Toy Haulers and Travel Trailers. The Company's business model consists of the production and wholesale of travel trailers focused on families who want to go off-grid in the most reliable, advanced trailer in the market. Our trailers are sold at dealerships across the USA. The Company is already in production, now expanding its product line with new design and technologies, with a product we can be proud to call American.

Corporate Structure

RKS Off-Road LLC, formed on October 15, 2019, is the operating company. RKS Off-Road Corp, formed on February 21, 2022, is a parent holding company and the sole owner of RKS Off-Road LLC. RKS Off-Road Corp will fund RKS Off-Road LLC monthly based on an approved budgetary spend. All funds raised to the corporation from equity or debt will fund the LLC operations with the following exceptions: overhead associated to the corporation, purchase of tooling and equipment in support of the LLC, and the filing and maintenance of intellectual property.

Intellectual Property

RKS Off-Road Corp plans to file 3 design patent applications and 1 utility patent this year.

Previous Offerings

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 4,000,000

Use of proceeds: Founders Member Units Acquired from LLC

Date: March 11, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 858,683

Use of proceeds: Founders

Date: March 11, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Class C Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 324,000

Use of proceeds: Founders - Employees

Date: March 11, 2022

Offering exemption relied upon: Section 4(a)(2)

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $447,791, large growth compared to fiscal year 2020 revenue of $20,958. The increase was due to the launch of the Purpose trailer and delivery of 10 units to our first 7 dealerships. We believe that focusing on domestic first and establishing the brand as a premium off-grid trailer first was important for branding prior to expanding to international markets. Our philosophy is to start slow in sales, prepare operations and infrastructure, then ramp up sales rapidly.

Cost of Sales

Cost of sales in 2021 was $614,980, an increase of approximately $500,000, from costs of $109,266 in fiscal year 2020. The increase was largely due to the launch of the Purpose trailer.

Gross Margins

2021 gross profit decreased by $80,000 over 2020 gross profit. The negative gross profit was due to high costs of inventory at start of production and running production at low volumes with units built one at a time instead of batch. The high cost of inventory was also caused by the COVID pandemic, paying premium costs to get inventory and expediting to meet production deadlines.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, research and development expenses, and overhead costs. Expenses in 2021 increased $443,516 from 2020. Approximately $60,000 of this increase was due to increased sales and marketing expense. The Company hired 5 employees in 2021, all in operations and assembly.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are launching our higher margin and volume Toy Hauler product and building brand awareness. Past cash was primarily generated through sales and equity investments. Our goal is to reach positive cash flow from operations this year. We plan to achieve this through brand awareness, international and domestic sales expansion, and the introduction of a higher-margin product. We also have some key partnership opportunities that will introduce new channels for our products and parts.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $0.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Red Rabbit

Amount Owed: $30,000.00

Interest Rate: 4.0%

Maturity Date: June 15, 2022

Creditor: Apur Parikh

Amount Owed: $125,000.00

Interest Rate: 12.0%

Maturity Date: July 18, 2022

Debt holds collateral against Employee Retention Credit where RKS Off-Road LLC filed in January 2022 for a refund of $125,000. If not paid on time, then the interest rate climbs to 18%.

Creditor: Apur Parikh

Amount Owed: $50,000.00

Interest Rate: 18.0%

Maturity Date: September 22, 2022

Creditor: Ron Hanstad

Amount Owed: $25,000.00

Interest Rate: 6.0%

Maturity Date: May 30, 2022

Creditor: USAA

Amount Owed: $14,147.00

Interest Rate: 4.29%

Maturity Date: February 10, 2026

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Elisabeth Gritsch

Elisabeth Gritsch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO/President & Director

Dates of Service: February 11, 2022 - Present

Responsibilities: General supervision, direction and control of the business and the officers of the corporation. The CEO has taken no salary in the past. Now that the corporation has acquired the LLC, the CEO will take a modest salary of $10k per month plus $10k per month in equity compensation.

Other business experience in the past three years:

Employer: Lux-Liner

Title: Partner

Dates of Service: May 20, 2014 - Present

Responsibilities: Consulting - Strategy. Elisabeth spends 1 hour per month on Lux-Liner.

Other business experience in the past three years:

Employer: Deluxe Liner

Title: Partner

Dates of Service: March 03, 2018 - Present

Responsibilities: Executive duties. Elisabeth spends 1 hour per month on Deluxe Liner.

Other business experience in the past three years:

Employer: RKS Off-Road LLC

Title: CEO

Dates of Service: October 15, 2019 - Present

Responsibilities: Management of the daily operations and strategic positioning of the company. She maintains the focus of the company on targets associated with product design, manufacturing and profits.

Name: Travis King

Travis King's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO & Director

Dates of Service: February 11, 2022 - Present

Responsibilities: General supervision, direction and control of product strategy and design. The CFO has taken no salary in the past. Now that the corporation has acquired the LLC, the CFO will take a modest salary of $10k per month plus $10k per month in equity compensation.

Other business experience in the past three years:

Employer: Lux-Liner

Title: Partner

Dates of Service: May 20, 2014 - Present

Responsibilities: Consulting - Strategy, Finance. Travis spends 1 hour per month on Lux-Liner.

Other business experience in the past three years:

Employer: Deluxe Liner

Title: Partner

Dates of Service: March 03, 2018 - Present

Responsibilities: Executive duties. Travis spends 1 hour per month on Deluxe Liner.

Other business experience in the past three years:

Employer: RKS Off-Road LLC

Title: Partner

Dates of Service: October 15, 2019 - Present

Responsibilities: The management of the product and design of trailers for manufacturing and the progression of advanced engineering.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Elisabeth Gritsch

Amount and nature of Beneficial ownership: 2,000,000

Percent of class: 46.7

Title of class: Class A Common Stock

Stockholder Name: Travis King

Amount and nature of Beneficial ownership: 2,000,000

Percent of class: 46.7

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, and Class C Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 459,998 of Class C Common Stock.

Class A Common Stock

The amount of security authorized is 20,000,000 with a total of 4,000,000 outstanding.

Voting Rights

Each share of Class "A" Common Stock shall be entitled to three (3) votes per share, and each such share shall have full voting rights and powers as established in the Company's Articles of Incorporation and shall be entitled to notice of any meeting of the shareholders in accordance with the Bylaws of the Company. Except as otherwise provided or as required by law, each share of Class "A" Common Stock shall vote together with the other classes of Common Stock that are entitled to vote at any annual or special meeting of the shareholders and not as a separate class, and may act by written consent in the same manner as all other classes of Common Stock that are entitled to vote.

Material Rights

Right of First Refusal; Co-Sale; Drag-Along; Additional Assessments

Except for an Approved Sale, no Shareholder shall directly or indirectly solicit, initiate, or participate in any discussions or negotiations with, or encourage or respond to any inquiries or proposals by any person or group concerning any transfer of Shares unless such Shareholder has given written notification to the Board of Directors of the Company of such Shareholder's intention to solicit, initiate, or participate in such discussions or negotiations or of the receipt of any such inquiries or proposals at least five (5) business days prior to the initiation of such discussions, negotiations, encouragement, or response. In addition to the foregoing, except for Permitted Transfers and an Approved Sale, before any Shareholder (a "Seller") may effect any Transfer of Shares, the Seller shall deliver to the Company and the other Shareholders a written notice signed by the Seller (the "Seller's Notice") stating (a) the Seller's bona fide intention to transfer such Shares; (b) the name and address of each proposed transferee; (c) the number of Shares to be Transferred to each transferee (the "Transfer Shares"); and (d) the bona fide cash price or other consideration for the Shares the Seller proposes to Transfer (the "Offered Price"). A copy of any written offer, if available, shall be attached to the Seller's Notice. If a copy of a written offer is not available, a statement of the terms of the offer and any material facts shall be attached to the Seller's Notice.

Right of First Refusal

(a) Upon receipt of a Seller's Notice, the Company shall have the irrevocable and exclusive option to purchase all or any portion of the Transfer Shares. The Company shall deliver a written notice (the "Company Notice") to the Seller and each Shareholder of its election to purchase such Transfer Shares within forty-five (45) days of the receipt of the Seller's Notice.

(b) To the extent the Company does not elect to purchase all of the Transfer Shares or fails to deliver the Company Notice within the applicable time period, each Shareholder (other than the Seller) shall then have the irrevocable and exclusive option to purchase such Shareholder's Pro Rata Share of the number of Transfer Shares not elected to be purchased by the Company. Within ten (10) days after delivery of the Company Notice, or the expiration of the forty-five (45) day period following delivery of the Seller's Notice if the Company fails to deliver the Company Notice, each Shareholder shall deliver a written notice to the Seller, the Company and each other Shareholder of his, her, or its election to purchase such Transfer Shares. To the extent any Shareholder does not elect to purchase his full Pro Rata Share of such remaining Transfer Shares or fails to deliver a notice within the applicable time period, each other Shareholder that has elected to purchase his/her/its full Pro Rata shall be entitled to purchase up to all of the remaining Transfer Shares. If there is an oversubscription, the oversubscribed amount shall be allocated pro rata among the fully electing Shareholders, or otherwise as they may agree.

Closing of Right of First Refusal

The purchase price for the Transfer Shares to be purchased by the Company or another Shareholder of the Company shall be the Offered Price. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by the Board of Directors in good faith, which determination shall be binding upon the Company, each Shareholder, and the Seller, absent fraud or manifest error. Payment of the purchase price shall be made within sixty (60) days after expiration of all applicable periods set forth above. Payment of the purchase price shall be made, at the option of the Company or the exercising Shareholder, as the case may be, (a) in cash (by wire transfer or check), (b) by cancellation of all or a portion of any outstanding indebtedness of the Seller to the Company or Shareholder, as the case may be, (c) by any combination of the foregoing, or (d) on the same terms and conditions as proposed in the Seller's Notice. The Company shall have the additional option to pay all or any portion of the Offered Price by delivery of twenty percent (20%) of the Offered Price in cash and the remainder by delivery of a Promissory Note, which Promissory Note shall be payable in four (4) equal annual installments over a period of four (4) years from the date of issuance and shall bear interest at the Prime Rate (a "Note"). Upon delivery of the purchase price, the Seller shall have no further rights as a holder of the Transfer Shares (other than the right to receive payment of such consideration in accordance with this Agreement), and the Seller shall immediately cause all certificate(s) evidencing such Transfer Shares to be surrendered for Transfer to the Company or the purchasing Shareholder, as the case may be.

Seller's Right to Transfer

If the Company and the Shareholders have not elected to purchase all of the Transfer Shares, then, subject to the Shareholder's right of co-sale set forth in Section 5.10, hereto, and subject to the Company's express written approval, the Seller may transfer the remaining Transfer Shares to any person named as a transferee in the Seller's Notice, at the Offered Price or a higher price, provided that such Transfer: (a) is consummated within sixty (60) days after the expiration of all applicable periods set forth above; (b) is on terms no more favorable to the transferee that the terms proposed in the Seller's Notice; (c) is in accordance with all the terms of this Agreement; and (d) is expressly agreed to, in writing, by the Board of Directors. If the Transfer Shares are not so Transferred during such period, then the Seller may not Transfer any such Transfer Shares without complying again in full with the provisions of this Agreement. No Transfer of any Shares by any Shareholder shall become effective unless and until: (i) the transferee (unless already subject to this Agreement) executes and delivers to the Company a counterpart to this Agreement, agreeing to be treated in the same manner as the Seller; and (ii) the Company receives from the transferee any and all other information and agreements that the Board of Directors may reasonably require, including, but not limited to, any taxpayer identification number and any agreement that may be required by any taxing jurisdiction. Upon such Transfer and such execution and delivery of a counterpart to this Agreement, the transferee shall be bound by, and entitled to the benefits of, this Agreement with respect to the Transfer Shares in the same manner as the Seller.

Right of Co-Sale

If all of the Transfer Shares proposed to be sold by a Seller are not purchased by the Company or the other Shareholders, as provided in this Article, the Seller shall deliver a notice to each non-purchasing Shareholder, informing him, her, or it of the number of Shares not elected to be purchased by the Company or the purchasing Shareholders and the number of Transfer Shares still held by the Seller (the "Co-Sale Shares"). Each non-purchasing Shareholder shall have the right, exercisable upon written notice to Seller within five (5) days after the receipt of such notice, to elect to sell with the Seller to the transferee, all or any part of the Shares held by such nonpurchasing Shareholder. The Seller shall use all commercially reasonable efforts to arrange for the sale to the transferee of all Shares requested by such Shareholder to be sold in such Transfer. If the transferee is unwilling to purchase all such Shares, then the number of Shares that may be sold by the Seller and each such Shareholder in such Transfer shall be reduced to the product obtained by multiplying (i) the aggregate number of Shares that the transferee is willing to acquire by (ii) a fraction, the numerator of which is the number of Shares requested to be Transferred by the Seller in the Seller's Notice or by such Shareholder in the notice delivered under this Section 5.10, as applicable, and the denominator of which is the combined number of Shares so requested to be Transferred by the Seller and all participating Shareholders. The Shares to be sold shall be transferred by the Seller and the participating Shareholders to the transferee in consummation of the sale of the Shares pursuant to the terms and conditions specified in the Seller's Notice.

Drag Along Rights

If the holders of at least seventy percent (70%) of the respective votes of the Shares then outstanding (collectively "Control Sellers," and each, individually, a "Control Seller") approve a Transfer of more than a majority of the outstanding Shares, in a transaction or series of related transactions, to a Person who has no interest, direct or indirect, in the Company or any Control Seller (an "Approved Sale"), each other holder of Shares (each such holder a "Non-Control Seller") shall consent to and raise no objections against the Approved Sale, and if the Approved Sale is structured as a sale of Shares, each Non-Control Seller shall, if requested by the Control Sellers, sell (or otherwise Transfer) the same proportion of his Shares as the proportion of the Shares being Transferred by the Control Sellers in such transaction or related series of transactions, in the same terms and conditions received by the Control Sellers. Each Non-Control Seller shall promptly take all actions necessary or desirable (in the reasonable judgment of the Control Sellers) to facilitate the consummation of the Approved Sale (whether in such Non-Control Seller's capacity as a Shareholder or Director of the Company, or otherwise). Without limiting the foregoing, (a) if the Approved Sale is structured as an asset sale, merger, consolidation, reorganization, or similar transaction, each Non-Control Seller shall vote in favor of such transaction and waive any dissenters' rights, appraisal rights, or similar rights in connection with such transaction; (b) if the Approved Sale is structured as a sale or exchange of Shares, each Non-Control Seller shall sell or exchange the Shares held by such Non-Control Seller on the terms and conditions approved by the Control Sellers; and (c) each Non-Control Seller shall enter into and become a party to any merger agreement, share purchase agreement, asset purchase agreement, or other agreement entered into by the Company and/or the Control Sellers in order to effect such Approved Sale and shall be bound by the same obligations under such Agreement as the Control Sellers. The Company or the Control Sellers shall notify the Non-Control Sellers in writing not less than thirty (30) days prior to the proposed consummation of an Approved Sale of its intention to exercise the drag-along rights under this Section 5.11. Each Non-Control Seller shall agree not to directly or indirectly, without the prior written consent of the Company, disclose to any other Person, other than to such Non-Control Seller's legal counsel in confidence or as otherwise required by law, any information related to such potential sale of the Company.

Class B Common Stock

The amount of security authorized is 60,000,000 with a total of 962,335 outstanding.

Voting Rights

Each share of Class "B" Common Stock shall be entitled to one (1) vote per share, and each such share shall have full voting rights and powers as established in the Company's Articles of Incorporation and shall be entitled to notice of any meeting of the shareholders in accordance with the Bylaws of the Company. Except as otherwise provided herein or as required by law, each share of Class "B" Common Stock shall vote together with the other classes of Common Stock that are entitled to vote at any annual or special meeting of the shareholders and not as a separate class, and may act by written consent in the same manner as all other classes of Common Stock that are entitled to vote.

Material Rights

The total amount outstanding includes 962,335 shares to be issued pursuant to outstanding warrants.

Right of First Refusal; Co-Sale; Drag-Along; Additional Assessments

Except for an Approved Sale, no Shareholder shall directly or indirectly solicit, initiate, or participate in any discussions or negotiations with, or encourage or respond to any inquiries or proposals by any person or group concerning any transfer of Shares unless such Shareholder has given written notification to the Board of Directors of the Company of such Shareholder's intention to solicit, initiate, or participate in such discussions or negotiations or of the receipt of any such inquiries or proposals at least five (5) business days prior to the initiation of such discussions, negotiations, encouragement, or response. In addition to the foregoing, except for Permitted Transfers and an Approved Sale, before any Shareholder (a "Seller") may effect any Transfer of Shares, the Seller shall deliver to the Company and the other Shareholders a written notice signed by the Seller (the "Seller's Notice") stating (a) the Seller's bona fide intention to transfer such Shares; (b) the name and address of each proposed transferee; (c) the number of

Shares to be Transferred to each transferee (the "Transfer Shares"); and (d) the bona fide cash price or other consideration for the Shares the Seller proposes to Transfer (the "Offered Price"). A copy of any written offer, if available, shall be attached to the Seller's Notice. If a copy of a written offer is not available, a statement of the terms of the offer and any material facts shall be attached to the Seller's Notice.

Right of First Refusal

(a) Upon receipt of a Seller's Notice, the Company shall have the irrevocable and exclusive option to purchase all or any portion of the Transfer Shares. The Company shall deliver a written notice (the "Company Notice") to the Seller and each Shareholder of its election to purchase such Transfer Shares within forty-five (45) days of the receipt of the Seller's Notice.

(b) To the extent the Company does not elect to purchase all of the Transfer Shares or fails to deliver the Company Notice within the applicable time period, each Shareholder (other than the Seller) shall then have the irrevocable and exclusive option to purchase such Shareholder's Pro Rata Share of the number of Transfer Shares not elected to be purchased by the Company. Within ten (10) days after delivery of the Company Notice, or the expiration of the forty-five (45) day period following delivery of the Seller's Notice if the Company fails to deliver the Company Notice, each Shareholder shall deliver a written notice to the Seller, the Company and each other Shareholder of his, her, or its election to purchase such Transfer Shares. To the extent any Shareholder does not elect to purchase his full Pro Rata Share of such remaining Transfer Shares or fails to deliver a notice within the applicable time period, each other Shareholder that has elected to purchase his/her/its full Pro Rata shall be entitled to purchase up to all of the remaining Transfer Shares. If there is an oversubscription, the oversubscribed amount shall be allocated pro rata among the fully electing Shareholders, or otherwise as they may agree.

Closing of Right of First Refusal

The purchase price for the Transfer Shares to be purchased by the Company or another Shareholder of the Company shall be the Offered Price. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by the Board of Directors in good faith, which determination shall be binding upon the Company, each Shareholder, and the Seller, absent fraud or manifest error. Payment of the purchase price shall be made within sixty (60) days after expiration of all applicable periods set forth above. Payment of the purchase price shall be made, at the option of the Company or the exercising Shareholder, as the case may be, (a) in cash (by wire transfer or check), (b) by cancellation of all or a portion of any outstanding indebtedness of the Seller to the Company or Shareholder, as the case may be, (c) by any combination of the foregoing, or (d) on the same terms and conditions as proposed in the Seller's Notice. The Company shall have the additional option to pay all or any portion of the Offered Price by delivery of twenty percent (20%) of the Offered Price in cash and the remainder by delivery of a Promissory Note, which Promissory Note shall be payable in four (4) equal annual installments over a period of four (4) years from the date of issuance and shall bear interest at the Prime Rate (a "Note"). Upon delivery of the purchase price, the Seller shall have no further rights as a holder of the Transfer Shares (other than the right to receive payment of such consideration in accordance with this Agreement), and the Seller shall immediately cause all certificate(s) evidencing such Transfer Shares to be surrendered for Transfer to the Company or the purchasing Shareholder, as the case may be.

Seller's Right to Transfer

If the Company and the Shareholders have not elected to purchase all of the Transfer Shares, then, subject to the Shareholder's right of co-sale set forth in Section 5.10, hereto, and subject to the Company's express written approval, the Seller may transfer the remaining Transfer Shares to any person named as a transferee in the Seller's Notice, at the Offered Price or a higher price, provided that such Transfer: (a) is consummated within sixty (60) days after the expiration of all applicable periods set forth above; (b) is on terms no more favorable to the transferee that the terms proposed in the Seller's Notice; (c) is in accordance with all the terms of this Agreement; and (d) is expressly agreed to, in writing, by the Board of Directors. If the Transfer Shares are not so Transferred during such period, then the Seller may not Transfer any such Transfer Shares without complying again in full with the provisions of this Agreement. No Transfer of any Shares by any Shareholder shall become effective unless and until: (i) the transferee (unless already subject to this Agreement) executes and delivers to the Company a counterpart to this Agreement, agreeing to be treated in the same manner as the Seller; and (ii) the Company receives from the transferee any and all other information and agreements that the Board of Directors may reasonably require, including, but not limited to, any taxpayer identification number and any agreement that may be required by any taxing jurisdiction. Upon such Transfer and such execution and delivery of a counterpart to this Agreement, the transferee shall be bound by, and entitled to the benefits of, this Agreement with respect to the Transfer Shares in the same manner as the Seller.

Right of Co-Sale

If all of the Transfer Shares proposed to be sold by a Seller are not purchased by the Company or the other Shareholders, as provided in this Article, the Seller shall deliver a notice to each non-purchasing Shareholder, informing him, her, or it of the number of Shares not elected to be purchased by the Company or the purchasing Shareholders and the number of Transfer Shares still held by the Seller (the "Co-Sale Shares"). Each non-purchasing Shareholder shall have the right, exercisable upon written notice to Seller within five (5) days after the receipt of such notice, to elect to sell with the Seller to the transferee, all or any part of the Shares held by such nonpurchasing Shareholder. The Seller shall use all commercially reasonable efforts to arrange for the sale to the transferee of all Shares requested by such Shareholder to be sold in such Transfer. If the transferee is unwilling to purchase all such Shares, then the number of Shares that may be sold by the Seller and each such Shareholder in such Transfer shall be reduced to the product obtained by multiplying (i) the aggregate number of Shares that the transferee is willing to acquire by (ii) a fraction, the numerator of which is the number of Shares requested to be Transferred by the Seller in the Seller's Notice or by such Shareholder in the notice delivered under this Section 5.10, as applicable, and the denominator of which is the combined number of Shares so requested to be Transferred by the Seller and all participating Shareholders. The Shares to be sold shall be transferred by the Seller and the participating Shareholders to the transferee in consummation of the sale of the Shares pursuant to the terms and conditions specified in the Seller's Notice.

Drag Along Rights

If the holders of at least seventy percent (70%) of the respective votes of the Shares then outstanding (collectively "Control Sellers," and each, individually, a "Control Seller") approve a Transfer of more than a majority of the outstanding Shares, in a transaction or series of related transactions, to a Person who has no interest, direct or indirect, in the Company or any Control Seller (an "Approved Sale"), each other holder of Shares (each such holder a "Non-Control Seller") shall consent to and raise no objections against the Approved Sale, and if the Approved Sale is structured as a sale of Shares, each Non-Control Seller shall, if requested by the Control Sellers, sell (or otherwise Transfer) the same proportion of his Shares as the proportion of the Shares being Transferred by the Control Sellers in such transaction or related series of transactions, in the same terms and conditions received by the Control Sellers. Each Non-Control Seller shall promptly take all actions necessary or desirable (in the reasonable judgment of the Control Sellers) to facilitate the consummation of the Approved Sale (whether in such Non-Control Seller's capacity as a Shareholder or Director of the Company, or otherwise). Without limiting the foregoing, (a) if the Approved Sale is structured as an asset sale, merger, consolidation, reorganization, or similar transaction, each Non-Control Seller shall vote in favor of such transaction and waive any dissenters' rights, appraisal rights, or similar rights in connection with such transaction; (b) if the Approved Sale is structured as a sale or exchange of Shares, each Non-Control Seller shall sell or exchange the Shares held by such Non-Control Seller on the terms and conditions approved by the Control Sellers; and (c) each Non-Control Seller shall enter into and become a party to any merger agreement, share purchase agreement, asset purchase agreement, or other agreement entered into by the Company and/or the Control Sellers in order to effect such Approved Sale and shall be bound by the same obligations under such Agreement as the Control Sellers. The Company or the Control Sellers shall notify the Non-Control Sellers in writing not less than thirty (30) days prior to the proposed consummation of an Approved Sale of its intention to exercise the drag-along rights under this Section 5.11. Each Non-Control Seller shall agree not to directly or indirectly, without the prior written consent of the Company, disclose to any other Person, other than to such Non-Control Seller's legal counsel in confidence or as otherwise required by law, any information related to such potential sale of the Company.

Class C Common Stock

The amount of security authorized is 20,000,000 with a total of 324,000 outstanding.

Voting Rights

There are no voting rights associated with Class C Common Stock.

Material Rights

Right of First Refusal; Co-Sale; Drag-Along; Additional Assessments

Except for an Approved Sale, no Shareholder shall directly or indirectly solicit, initiate, or participate in any discussions or negotiations with, or encourage or respond to any inquiries or proposals by any person or group concerning any transfer of Shares unless such Shareholder has given written notification to the Board of Directors of the Company of such Shareholder's intention to solicit, initiate, or participate in such discussions or negotiations or of the receipt of any such inquiries or proposals at least five (5) business days prior to the initiation of such discussions, negotiations, encouragement, or response. In addition to the foregoing, except for

Permitted Transfers and an Approved Sale, before any Shareholder (a "Seller") may effect any Transfer of Shares, the Seller shall deliver to the Company and the other Shareholders a written notice signed by the Seller (the "Seller's Notice") stating (a) the Seller's bona fide intention to transfer such Shares; (b) the name and address of each proposed transferee; (c) the number of Shares to be Transferred to each transferee (the "Transfer Shares"); and (d) the bona fide cash price or other consideration for the Shares the Seller proposes to Transfer (the "Offered Price"). A copy of any written offer, if available, shall be attached to the Seller's Notice. If a copy of a written offer is not available, a statement of the terms of the offer and any material facts shall be attached to the Seller's Notice.

Right of First Refusal

(a) Upon receipt of a Seller's Notice, the Company shall have the irrevocable and exclusive option to purchase all or any portion of the Transfer Shares. The Company shall deliver a written notice (the "Company Notice") to the Seller and each Shareholder of its election to purchase such Transfer Shares within forty-five (45) days of the receipt of the Seller's Notice.

(b) To the extent the Company does not elect to purchase all of the Transfer Shares or fails to deliver the Company Notice within the applicable time period, each Shareholder (other than the Seller) shall then have the irrevocable and exclusive option to purchase such Shareholder's Pro Rata Share of the number of Transfer Shares not elected to be purchased by the Company. Within ten (10) days after delivery of the Company Notice, or the expiration of the forty-five (45) day period following delivery of the Seller's Notice if the Company fails to deliver the Company Notice, each Shareholder shall deliver a written notice to the Seller, the Company and each other Shareholder of his, her, or its election to purchase such Transfer Shares. To the extent any Shareholder does not elect to purchase his full Pro Rata Share of such remaining Transfer Shares or fails to deliver a notice within the applicable time period, each other Shareholder that has elected to purchase his/her/its full Pro Rata shall be entitled to purchase up to all of the remaining Transfer Shares. If there is an oversubscription, the oversubscribed amount shall be allocated pro rata among the fully electing Shareholders, or otherwise as they may agree.

Closing of Right of First Refusal

The purchase price for the Transfer Shares to be purchased by the Company or another Shareholder of the Company shall be the Offered Price. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by the Board of Directors in good faith, which determination shall be binding upon the Company, each Shareholder, and the Seller, absent fraud or manifest error. Payment of the purchase price shall be made within sixty (60) days after expiration of all applicable periods set forth above. Payment of the purchase price shall be made, at the option of the Company or the exercising Shareholder, as the case may be, (a) in cash (by wire transfer or check), (b) by cancellation of all or a portion of any outstanding indebtedness of the Seller to the Company or Shareholder, as the case may be, (c) by any combination of the foregoing, or (d) on the same terms and conditions as proposed in the Seller's Notice. The Company shall have the additional option to pay all or any portion of the Offered Price by delivery of twenty percent (20%) of the Offered Price in cash and the remainder by delivery of a Promissory Note, which Promissory Note shall be payable in four (4) equal annual installments over a period of four (4) years from the date of issuance and shall bear interest at the Prime Rate (a "Note"). Upon delivery of the purchase price, the Seller shall have no further rights as a holder of the Transfer Shares (other than the right to receive payment of such consideration in accordance with this Agreement), and the Seller shall immediately cause all certificate(s) evidencing such Transfer Shares to be surrendered for Transfer to the Company or the purchasing Shareholder, as the case may be.

Seller's Right to Transfer

If the Company and the Shareholders have not elected to purchase all of the Transfer Shares, then, subject to the Shareholder's right of co-sale set forth in Section 5.10, hereto, and subject to the Company's express written approval, the Seller may transfer the remaining Transfer Shares to any person named as a transferee in the Seller's Notice, at the Offered Price or a higher price, provided that such Transfer: (a) is consummated within sixty (60) days after the expiration of all applicable periods set forth above; (b) is on terms no more favorable to the transferee that the terms proposed in the Seller's Notice; (c) is in accordance with all the terms of this Agreement; and (d) is expressly agreed to, in writing, by the Board of Directors. If the Transfer Shares are not so Transferred during such period, then the Seller may not Transfer any such Transfer Shares without complying again in full with the provisions of this Agreement. No Transfer of any Shares by any Shareholder shall become effective unless and until: (i) the transferee (unless already subject to this Agreement) executes and delivers to the Company a counterpart to this Agreement, agreeing to be treated in the same manner as the Seller; and (ii) the Company receives from the transferee any and all other information and agreements that the Board of Directors may reasonably require, including, but not limited to, any taxpayer identification number and any agreement that may be required by any taxing jurisdiction. Upon such Transfer and such execution and delivery of a counterpart to this Agreement, the transferee shall be bound by, and entitled to the benefits of, this Agreement with respect to the Transfer Shares in the same manner as the Seller.

Right of Co-Sale

If all of the Transfer Shares proposed to be sold by a Seller are not purchased by the Company or the other Shareholders, as provided in this Article, the Seller shall deliver a notice to each non-purchasing Shareholder, informing him, her, or it of the number of Shares not elected to be purchased by the Company or the purchasing Shareholders and the number of Transfer Shares still held by the Seller (the "Co-Sale Shares"). Each non-purchasing Shareholder shall have the right, exercisable upon written notice to Seller within five (5) days after the receipt of such notice, to elect to sell with the Seller to the transferee, all or any part of the Shares held by such nonpurchasing Shareholder. The Seller shall use all commercially reasonable efforts to arrange for the sale to the transferee of all Shares requested by such Shareholder to be sold in such Transfer. If the transferee is unwilling to purchase all such Shares, then the number of Shares that may be sold by the Seller and each such Shareholder in such Transfer shall be reduced to the product obtained by multiplying (i) the aggregate number of Shares that the transferee is willing to acquire by (ii) a fraction, the numerator of which is the number of Shares requested to be Transferred by the Seller in the Seller's Notice or by such Shareholder in the notice delivered under this Section 5.10, as applicable, and the denominator of which is the combined number of Shares so requested to be Transferred by the Seller and all participating Shareholders. The Shares to be sold shall be transferred by the Seller and the participating Shareholders to the transferee in consummation of the sale of the Shares pursuant to the terms and conditions specified in the Seller's Notice.

Drag Along Rights

If the holders of at least seventy percent (70%) of the respective votes of the Shares then outstanding (collectively "Control Sellers," and each, individually, a "Control Seller") approve a Transfer of more than a majority of the outstanding Shares, in a transaction or series of related transactions, to a Person who has no interest, direct or indirect, in the Company or any Control Seller (an "Approved Sale"), each other holder of Shares (each such holder a "Non-Control Seller") shall consent to and raise no objections against the Approved Sale, and if the Approved Sale is structured as a sale of Shares, each Non-Control Seller shall, if requested by the Control Sellers, sell (or otherwise Transfer) the same proportion of his Shares as the proportion of the Shares being Transferred by the Control Sellers in such transaction or related series of transactions, in the same terms and conditions received by the Control Sellers. Each Non-Control Seller shall promptly take all actions necessary or desirable (in the reasonable judgment of the Control Sellers) to facilitate the consummation of the Approved Sale (whether in such Non-Control Seller's capacity as a Shareholder or Director of the Company, or otherwise). Without limiting the foregoing, (a) if the Approved Sale is structured as an asset sale, merger, consolidation, reorganization, or similar transaction, each Non-Control Seller shall vote in favor of such transaction and waive any dissenters' rights, appraisal rights, or similar rights in connection with such transaction; (b) if the Approved Sale is structured as a sale or exchange of Shares, each Non-Control Seller shall sell or exchange the Shares held by such Non-Control Seller on the terms and conditions approved by the Control Sellers; and (c) each Non-Control Seller shall enter into and become a party to any merger agreement, share purchase agreement, asset purchase agreement, or other agreement entered into by the Company and/or the Control Sellers in order to effect such Approved Sale and shall be bound by the same obligations under such Agreement as the Control Sellers. The Company or the Control Sellers shall notify the Non-Control Sellers in writing not less than thirty (30) days prior to the proposed consummation of an Approved Sale of its intention to exercise the drag-along rights under this Section 5.11. Each Non-Control Seller shall agree not to directly or indirectly, without the prior written consent of the Company, disclose to any other Person, other than to such Non-Control Seller's legal counsel in confidence or as otherwise required by law, any information related to such potential sale of the Company.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in RKS Off-Road Corp. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class C Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class C Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our MOTIVE. Delays or cost overruns in the development of our MOTIVE and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class C Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

RKS Off-Road Corp.'s wholly-owned subsidiary and operating entity, RKS Off-Road LLC, was formed on Oct. 15, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. RKS Off-Road LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively limited revenue. If you are investing in this company, it's because you think that PURPOSE and MOTIVE trailers are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2022.

RKS Off-Road Corp.

By /s/ *Elisabeth Gritsch*

  Name: RKS Off Road Corp.

  Title: CEO, President and Director

Exhibit A

FINANCIAL STATEMENTS

RKS Off-Road Corp

Re: Financials for 2021

To whom this regards:

RKS Off-Road Corp inception was February 11, 2022. There are no financials of the company for 2021, as the company did not exist.

Regards,

Travis King

CFO & Director

RKS Off-Road Corp

CERTIFICATION

     I, Elisabeth Gritsch , Principal Executive Officer of RKS Off-Road Corp., hereby certify that the financial statements of RKS Off-Road Corp. included in this Report are true and complete in all material respects.

Elisabeth Gritsch

CEO, President and Director